Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

November 17, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Matthew Crispino and Craig Wilson

Re:	Blackbaud, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the quarterly period ended March 31, 2011

Filed May 10, 2011

File No. 000-50600

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated October 20, 2011. The comments are repeated below in italics for ease of reference.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-7

1.	We note your response to prior comment 1. Please clarify why you believe the contract service period is the appropriate period over which the customer benefits from the payment of the set-up fees in the hosting subscription arrangements. Explain in greater detail how you considered the guidance in SAB Topic 13.A.3(f). Provide us with an analysis of your renewal experience to date for your subscription-based offerings with terms ranging between 12 to 36 months.

U.S. Securities and Exchange Commission

November 17, 2011

Blackbaud advises the Staff that prior to late 2007, the majority of Blackbaud’s revenue was from the sale of perpetual software licenses. Blackbaud’s subscription based offerings became a significant part of its business when it acquired companies in 2007 and 2008 whose business models were primarily dependent upon subscription-based offerings. Subsequently, Blackbaud also began to increasingly offer certain of its other products on a subscription basis. Accordingly, Blackbaud began to have meaningful subscription-based sales volume in 2008. Following the acquisitions, Blackbaud also re-launched the products it acquired in those transactions, which involved selling the products over different contract periods than the companies it acquired. Because these subscription-based offerings were in the early stage of market acceptance and absorption, Blackbaud had limited consistent historical renewal data for its subscription-based offerings.

In considering the guidance in SAB Topic 13.A.3(f), management used the period over which the customer recovers the set-up fees to determine an estimate of the period the customer would benefit from the payment of up-front set-up fees. Management believed that period was the contract service period. The following factors supported the contention that the customer benefited from the set-up fee within the contract service period:

•	The portion of the overall arrangement attributable to set-up is generally less than 10% of the total arrangement value;

•	The set-up fees are individually negotiated, and during the 2008-2010 period, only 25% of Blackbaud’s subscription arrangements included set-up fees;

•	There are low barriers to switching to other solutions due to the ease and low upfront cost in changing providers;

•	The opportunity to move to other Blackbaud solutions which require incremental upfront set-up fees; and

•	Many nonprofit organizations view spending on hosting and subscription arrangements as discretionary with minimal upfront investment.

As a result of recent renewal activity, Blackbaud analyzed its subscription arrangements in which Blackbaud customers have paid an up-front set-up fee and have been eligible for renewal. As a result of this analysis, Blackbaud made a change in estimate in the third quarter of 2011. Blackbaud’s current estimate of the period the customer benefits from the up-front set-up fees ranges depending on the subscription offering, none of which exceeds 5 years. In determining the estimated period of benefit, Blackbaud considered the following factors: the original contract service period, expected renewal experience, nature of the subscription offering, nature of the customer base and competitive factors. Blackbaud reflected this change in the financial statements included in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2011. Additionally, Blackbaud revised its disclosure in “Subscriptions” under “Revenue Recognition” in Note 2 on pages 6-7 of that Form 10-Q. Blackbaud intends to periodically reevaluate, in accordance with SAB Topic 13.A.3(f), its estimate of the period the customer benefits from up-front set-up fees as appropriate in light of any change in circumstance or additional relevant information.

U.S. Securities and Exchange Commission

November 17, 2011

In addition, as noted in our response to the Staff, dated August 24, 2011, Blackbaud believes that even if an initial recognition period of five years was used there would not be a material difference in the financial results for 2008, 2009 and 2010.

Compensation Discussion and Analysis (incorporated from the definitive proxy statement filed on April 29, 2011)

Employment Agreements

Messrs. Williams, Attanasi, Cumbaa and Mooney, page 38

2.	We have reviewed your at-will employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney, which you filed supplementally with us in response to prior comment 2. The agreements appear to be management contracts between you and four of your named executive officers and, thus, should be filed as exhibits pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, which provides that “Any management contract . . . in which any director or any of the named executive officers of the registrant . . . participates shall be deemed material and shall be filed.” Also, although the agreements may follow your basic form of employment agreement, they do not appear to include the details of any specific compensation plans that provide benefits to management and non-management participants and, therefore, they do not appear to fall under the exception provided by Item 601(b)(10)(iii)(C)(4). Accordingly, please file the employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney as exhibits to your next periodic report.

Blackbaud filed its employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney as exhibits 10.47, 10.48, 10.49 and 10.50 to its Quarterly Report on Form 10-Q for the quarter ending September 30, 2011.

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Financial Statements

Note 3. Business Combinations, page 8

3.	Your response to prior comment 4 indicates that the acquired software represents a lower than normal percentage of the valuation allocation because the acquired software technology is on an outdated platform that a market participant would be required to update to make useful. Explain why a greater portion of the purchase price was not allocated to the acquired software since it appears to contain the technology and established process for delivering list analytic and data management services.

U.S. Securities and Exchange Commission

November 17, 2011

In acquiring Public Interest Data, Inc., Blackbaud enhanced its existing ability to deliver data management services and gained the ability to deliver list analytic services. Blackbaud retained an independent national firm to value the acquired software. That firm used the relief from royalty method for the data management services and income approach for list analytic services. The following table provides information on the two areas of operations Blackbaud acquired and the value of acquired software for each:

	Percentage of total revenue acquired	Value of acquired software	Percentage of total acquired software
Data management services	80%	$0.7m	44%
List analytic services	20%	$0.9m	56%

Data management services involve hosting nonprofit organizations’ constituent information along with providing value-added services that increase the value of that constituent information. The acquired company’s technology used to provide this service is built on an outdated platform. Management believes a market participant would be required to (a) invest substantially in the development of the platform, (b) transition the software technology to a new platform or (c) migrate the existing customers to a more current platform, any of which would result in a lesser value attributed to software technology. Therefore, a smaller portion of the purchase price was allocated to the data management services acquired software.

List analytic services involve collecting multiple external name and address files and comparing them against each other and nonprofit organizations’ internal files utilizing a merge/purge process to generate a new mail file of unique names. This process, which we refer to in our filings as the “established process” to deliver list analytics, is predominantly a manual process performed by experienced personnel using off-the-shelf software and modeling tools. The know-how developed over years of experience in gathering similar list data adds greater value to a market participant buyer than the technology. However, because the list analytic business is the smaller portion of the overall business that was acquired, a relatively small portion of the purchase price was allocated to the acquired software for this portion of the acquired business.

4.	We note your response to prior comment 5. Explain in greater detail how you determined that the customer relationships have a useful lifespan of 15 years. In this respect, tell us how you determined that 15 years is the period over which the customer relationships are expected to contribute directly or indirectly to your future cash flows. As part of your response, provide us with an analysis of all the pertinent factors you considered including each of the factors outlined in ASC 350-30-35-3.

Blackbaud determined the period over which the customer relationships are expected to contribute directly or indirectly to its future cash flows as the period during which 90-95% of the undiscounted cash flows of such customer relationships will be realized. The customer relationships were valued by an independent national firm using an income approach (multi-period excess earnings method). Under the multi-period excess earnings method, the remaining useful life is an output rather than an input. Specifically, the remaining useful life is determined

U.S. Securities and Exchange Commission

November 17, 2011

by the estimated customer attrition. The attrition factor applied in valuing the customer relationships is based on the historical experience and the expected attrition in the customer base. The remaining useful life is at or near the point in which the sum of the undiscounted cash flow equals 90-95% of the total expected undiscounted cash flows. Based on the attrition factors applied, the expected useful life of customer relationships is 13-15 years.

In addition to considering the period of benefit from the expected cash flows, management considered the factors outlined in ASC 350-30-35-3 as follows:

ASC 350-30-35-3 Factor	Blackbaud Analysis

a. The expected use of the asset by the entity.	Blackbaud expects the customer relationships to contribute to its future cash flows for 13-15 years.

b. The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.	The acquired software intangible has a weighted average amortization of 8 years. Blackbaud expects to migrate the data management services customers (which represent over 80% of the customer relationship asset value) from the existing technology to a more current existing Blackbaud platform at some point in the customer life.

c. Any legal, regulatory or contractual provisions that may limit the useful life.	There are no legal, regulatory or contractual provisions that may limit the customer relationships.

d.      The entity’s own historical experience in renewing and extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participant would use about renewal or extension consistent with the highest and best use of the asset by market participant, adjusted for entity-specific factors.

Blackbaud has limited historical data on renewal information for arrangements with similar customers. Therefore, management evaluated the assumptions a market participant would use. Blackbaud believes a market participant would consider the acquired company’s historical low attrition experience and the period of expected future cash flow. Blackbaud also considered the following entity-specific factors:

•      Blackbaud acquired approximately 56 customers that typically enter into 3-5 year arrangements. Management believes it will mitigate loss of customers because:

i.       Blackbaud expects to be able to migrate the majority of the data management services customer list

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November 17, 2011

to a more current existing Blackbaud platform at some point in the customer’s life; and

ii.       Blackbaud plans to continue providing the analytic list service using the existing process and workforce with greater than 20 years of experience.

e.      The effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

Blackbaud considered the potential for obsolescence or new technology and does not believe there would be a substantial risk for these types of services. Management believes both current customer satisfaction and the potential for the customer to experience business disruption to change providers mitigate competitive factors. Additionally, as noted above, Blackbaud expects to be able to migrate the majority of the data management services customer list to a more current existing Blackbaud platform at some point in the customer’s life.

f.       The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

There is no significant level of maintenance expected to be required in order to generate the future cash flows.

After considering both the period over which Blackbaud expected to benefit from the cash flows from the customer relationship asset and the factors discussed above, management decided to amortize the customer relationship assets over 15 years using an accelerated method of amortization that is consistent with the pattern of cash flows (economic benefit) expected from the customer relationship assets. Under this approach, approximately 75% of the intangible asset is amortized during the first 10 years of the useful life.

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U.S. Securities and Exchange Commission

November 17, 2011

As requested, please be advised that Blackbaud hereby acknowledges that:

•	Blackbaud is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Blackbaud may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Blackbaud respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon

Anthony W. Boor

Jon Olson, Esq.